Exhibit 99.1

China Finance Online Reports Third Quarter 2015 Unaudited Financial Results

BEIJING, December 15, 2015 -- China Finance Online Co. Limited ("China Finance Online", or the "Company", "we", "us" or "our") (NASDAQ GS: JRJC), a leading web-based financial services company that provides Chinese retail investors with online access to securities and commodities trading, wealth management products, investment advisory services, as well as financial database and analytics services to institutional customers, today announced its unaudited financial results for the third quarter and first nine months ended September 30, 2015.

Third Quarter 2015 Financial Highlights

•	Net revenues were $37.0 million, an increase of 74.8% year-over-year and 59.9% sequentially.

•	Revenues from financial services were $30.7 million, an increase of 79.8% year-over-year.

•	Revenues from financial information and advisory business were $4.4 million, an increase of 94.1% year-over-year.

•	Gross margin was 85.6%, compared with 75.8% in the third quarter of 2014 and 78.9% in the second quarter of 2015.

•	Net income attributable to China Finance Online was $9.7 million, a significant increase from a net loss of $2.4 million in the third quarter of 2014 and a net income of $4.1 million in the second quarter of 2015.

First Nine Months 2015 Financial Highlights

•	Net revenues increased 13.6% year-over-year to $73.8 million.

•	Gross profit increased 22.9% year-over-year to $60.2 million.

•	Net income attributable to China Finance Online was $12.5 million, compared to a net loss of $10.8 million in the first nine months of 2014.

Mr. Zhiwei Zhao, Chairman and CEO of China Finance Online commented, “I am pleased to see our top and bottom lines continue to increase significantly. And we begin to see encouraging progress from our two most exciting growth drivers, iTouGu and Yinglibao. We further streamlined our business and freed up additional resources that will allow us to reinvest in and fully focus on developing both iTouGu and Yinglibao. As a result, iTouGu grew rapidly during the quarter, and as of September 30, 2015 it had over 3.5 million activated users and over 2,000 investment advisors. iTouGu’s first nationwide investment masters tournament that we just concluded helped to increase its exposure and appeal to individual investors seeking professional advice and helped to attract a large number of investment advisors from domestic securities firms to our platform. Yinglibao also grew, in line with our expectations. As these businesses mature, we expect to implement monetization initiatives which will help improve our financial prospects.”

“We continue to integrate our traditional business lines with our new growth drivers. This includes the redesign and transition of JRJC’s core website, www.jrj.com, from a pure news aggregation function towards a more transaction-oriented information platform that will directly support the growth of iTouGu and Yinglibao. We will continue to invest in our newest businesses and transit our traditional ones as we work to create greater value for our customers and shareholders.”

Third Quarter 2015 Financial Results

Net revenues were $37.0 million, an increase of 74.8% from $21.1 million during the third quarter of 2014 and 59.9% from $23.1 million during the second quarter of 2015. During the third quarter of 2015, revenues from financial services, financial information and advisory business and advertising services contributed 83%, 12% and 5% of the net revenues, respectively, compared with 81%, 11% and 8%, respectively, for the corresponding period in 2014.

Revenues from financial services were $30.7 million, an increase of 79.8% from $17.1 million during the third quarter of 2014 and 82.8% from $16.8 million during the second quarter of 2015. Revenues from financial services comprise of equity and commodities brokerage services. The year-over-year and sequential increases were mainly due to a significant increase in revenues from the Company’s commodities brokerage services as a result of the newly launched heavy oil brokerage business.

Revenues from financial information and advisory business were $4.4 million, an increase of 94.1% from $2.3 million during the third quarter of 2014 and a decrease of 6.4% from $4.7 million in the second quarter of 2015. Revenues from financial information and advisory business comprise of subscription services from individual and institutional customers.

The Company’s social-driven stock selection platform iTouGu continued to grow in size and scale as it begins generating revenue in a more meaningful way. As of September 30, 2015 iTouGu had over 3.5 million activated users and over 2,000 investment advisors.

Revenues from advertising were $1.7 million, a decrease of 1.5% from $1.8 million in the third quarter of 2014 and an increase of 15.0% from $1.5 million in the second quarter of 2015.

Gross profit was $31.6 million, an increase of 97.4% from $16.0 million in the third quarter of 2014 and 73.3% from $18.2 million in the second quarter of 2015. Gross margin in the third quarter of 2015 was 85.6%, compared with 75.8% in the third quarter of 2014 and 78.9% in the second quarter of 2015. The year-over-year and sequential increase in gross margin was mainly due to the significant increase in net revenues from financial services.

General and administrative expenses were $3.2 million, a decrease of 49.5% from $6.4 million in the third quarter of 2014 and 47.3% from $6.1 million in the second quarter of 2015. The year-over-year and sequential decreases were mainly attributable to fair value adjustment of stock options granted to non-employees.

Sales and marketing expenses were $13.1 million, an increase of 43.9% from $9.1 million in the third quarter of 2014 and 48.4% from $8.8 million in the second quarter of 2015. The year-over-year increase was primarily due to an increase in sales bonus.

Research and development expenses were $2.5 million, a decrease of 4.6% from $2.6 million in the third quarter of 2014 and 6.9% from $2.7 million in the second quarter of 2015. The Company expects to continue investing in iTouGu as part of its long-term strategic goal of providing retail investors with a one-stop solution for their investment needs.

Income from operations was $12.9 million, compared with a loss from operations of $1.9 million in the third quarter of 2014 and an income from operations of $0.6 million in the second quarter of 2015.

Net income attributable to China Finance Online was $9.7 million, compared with a net loss of $2.4 million in the third quarter of 2014 and a net income of $4.1 million in the second quarter of 2015.

Fully diluted earnings per ADS was $0.39 for the third quarter of 2015, compared with a fully diluted loss per ADS of $0.11 for the third quarter of 2014 and a fully diluted earnings per ADS of $0.16 for the second quarter of 2015. Basic and diluted weighted average numbers of ADSs for the third quarter of 2015 were 22.2 million and 24.8 million, respectively. Each ADS represents five ordinary shares of the Company.

As of September 30, 2015, total cash and cash equivalents were $48.0 million, compared with $32.5 million as of December 31, 2014.

Total shareholders' equity of China Finance Online was $76.4 million as of September 30, 2015, compared with $64.6 million as of December 31, 2014.

First Nine Months 2015 Financial Results

Net revenues for the first nine months of 2015 were $73.8 million, an increase of 13.6% compared with $64.9 million in the first nine months of 2014.

Gross profit for the first nine months of 2015 was $60.2 million, an increase of 22.9% compared with $49.0 million in the first nine months of 2014.

Net income attributable to China Finance Online for the first nine months of 2015 was $12.5 million, compared with a net loss of $10.8 million in the first nine months of 2014.

Fully diluted earnings per ADS was $0.50 for the first nine months of 2015, compared with a fully diluted loss per ADS of $0.49 for the first nine months of 2014.

Recent Developments

On December 11, 2015, the Company signed a framework agreement to sell 90% of equity stake in Shanghai Meining Computer Software Co., Ltd., which wholly owns the financial portal stockstar.com, and related businesses to Shanghai EBI Capital Co., Ltd. ("Shanghai EBI"), a Chinese private equity firm, for a total consideration of RMB200 million (approximately US$31.0 million). The Company expects that the administrative approval process and business transfer will be completed in the first quarter of 2016 and the Company expects to book a total of no less than US$25 million of investment gain from this transaction. The Company will use the proceeds to reinvest in and fully focus on developing iTouGu, Yinglibao and its financial portal, www.jrj.com.

Conference Call Information

The management will host a conference call on December 15, 2015 at 8:00 p.m. U.S. Eastern Time (9:00 a.m. Beijing/Hong Kong time on December 16, 2015). Dial-in details for the earnings conference call are as follows:

US: 1-800-742-9301
Hong Kong: 800-906-648
Singapore: 800-616-2313
China: 800-870-0210/400-120-3170
Conference: ID: 91092372

Please dial in 10 minutes before the call is scheduled to begin and provide the conference ID to join the call.

A replay of the call will be available shortly after the conclusion of the conference call through 8:00 a.m. Eastern Time on December 22, 2015. The dial-in details for the replay are:

US: 1-855-452-5696
Hong Kong: 800-963-117
Singapore: 800-616-2305
China: 800-870-0205/400-632-2162
Conference ID: 91092372

In addition, a live and archived webcast of the conference call will be available at http://edge.media-server.com/m/p/5thji84r.

About China Finance Online

China Finance Online Co. Limited is a leading web-based financial services company that provides Chinese retail investors with online access to securities and commodities trading services, wealth management products, securities investment advisory services. The Company's prominent flagship portal site, www.jrj.com, is ranked among the top financial websites in China. In addition to the web-based securities trading platform, the Company offers basic financial software, information services and securities investment advisory services to retail investors in China. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd., the Company provides financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions. China Finance Online also provides brokerage services in Hong Kong.

Safe Harbor Statement

This press release contains forward-looking statements which constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. The statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of the Company. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, this release contains the following forward-looking statements regarding:

•	our prospect and our ability to attract new users and continue to develop iTouGu;

•	our prospect on building a comprehensive wealth management ecosystem through providing a fully-integrated online communication and securities-trading platform;

•	our prospect on stabilization in cash attrition and improvement of our financial position;

•	our initiatives to address customers' demand for intuitive online investment platforms and alternative investment opportunities; and

•	the market prospect of the business of securities-trading, securities investment advisory and wealth management.

Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, which risk factors and uncertainties include, amongst others, the changing customer needs, regulatory environment and market condition that we are subject to; the uneven condition of the world and Chinese economy that could lead to volatility in the equity markets and affect our operating results in the coming quarters; the impact of the changing conditions of the mainland Chinese stock market, Hong Kong stock market and global financial market on our future performance; the unpredictability of our strategic transformation and growth of new businesses, including our precious metal trading service; the prospect of our margin-related business and the degree to which our implementation of margin account screening and ongoing monitoring will yield successful outcome; the degree to which our strategic collaborations with partners will yield successful outcome; the prospect for China's high-net-worth and middle-class households; the prospect of equipping our customer specialists with new technology, tools and financial knowledge; wavering investor confidence that could impact our business; and possible non-cash goodwill, intangible assets and investment impairment may adversely affect our net income. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F under "Forward-Looking Information" and "Risk Factors". The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)
	Sep. 30, 2015	Dec. 31, 2014
Assets
Current assets:
Cash and cash equivalents	48,038	32,538
Restricted cash	15	5
Trust bank balances held on behalf of customers	15,610	11,922
Accounts receivable, net - others	8,766	12,886
Accounts receivable, net - margin clients	3,183	1,699
Loan receivable	8,785	10,296
Consideration Receivable	12,890	13,401
Short-term investments	2	-
Prepaid expenses and other current assets	6,684	8,539
Deferred tax assets, current	474	926
Total current assets	104,447	92,212
Long-term investments, net	374	1,218
Property and equipment, net	5,184	4,863
Acquired intangible assets, net	1,893	2,185
Rental deposits	1,528	1,388
Goodwill	6,839	7,090
Deferred tax assets, non-current	45	72
Other deposits	4,845	4,874
Total assets	125,155	113,902

Liabilities and equity
Current liabilities:
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $3,795 and $2,954 as of September 30, 2015 and December 31,2014, respectively)	5,315	4,936
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $9,467 and $6,179 as of September 30, 2015 and December 31, 2014, respectively)	11,301	8,837
Dividends payable to noncontrolling interests (including dividends payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $2,259 and nil as of September 30,2015 and December 31, 2014, respectively)	2,259	-
Amount due to customers for trust bank balances held on behalf of customers(including amount due to customers for trust bank balances held on behalf of customers of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $252 and $399 as of September 30, 2015 and December 31, 2014, respectively)	15,610	11,922
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $2,125 and $1,887 as of September 30, 2015 and December 31, 2014, respectively)	4,562	9,852
Deferred tax liabilities, current (including deferred tax liabilities, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $416 and $578 as of September 30, 2015 and December 31, 2014, respectively)	418	580
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $253 and $301 as of September 30, 2015 and December 31,2014, respectively)	253	314
Total current liabilities	39,718	36,441
Deferred tax liabilities, non-current (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $473 and $546 as of September 30, 2015 and December 31, 2014, respectively)	473	546
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $237 and $353 as of September 30, 2015 and December 31,2014, respectively)	953	1,373
Total liabilities	41,144	38,360
Noncontrolling interests	7,657	10,926
Total China Finance Online Co. Limited Shareholders' equity	76,354	64,616
Total liabilities and equity	125,155	113,902

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except share and ADS related data)

	Three months ended			Nine months ended
	Sep. 30, 2015	Sep. 30, 2014	Jun. 30, 2015	Sep. 30, 2015	Sep. 30, 2014
Net revenues	36,954	21,138	23,115	73,770	64,916
Cost of revenues	(5,329)	(5,116)	(4,867)	(13,620)	(15,965)
Gross profit	31,625	16,022	18,248	60,150	48,951
Operating expenses
General and administrative (includes share-based compensation expenses of $470, $3,451, $2,619, $3,138 and $4,648, respectively)	(3,218)	(6,375)	(6,102)	(12,281)	(14,251)
Sales and marketing (includes share-based compensation expenses of $(97), $4, $14, $(55) and $17, respectively)	(13,130)	(9,124)	(8,845)	(30,113)	(34,093)
Product development (includes share-based compensation expenses of $(137), $15, nil, $(58) and $59, respectively)	(2,506)	(2,626)	(2,693)	(8,023)	(7,762)
Loss from impairment of intangible assets	-	-	-	-	(1,802)
Loss from impairment of goodwill	-	-	-	-	(8,150)

Total operating expenses	(18,854)	(18,125)	(17,640)	(50,417)	(66,058)
Government subsidies	153	169	-	252	454
Income (loss) from operations	12,924	(1,934)	608	9,985	(16,653)
Interest income	69	1,022	43	1,312	2,906
Interest expense	-	(1)	-	-	(11)
Short-term investment income, net	70	39	34	137	23
Gain from sale of cost method investment	-	-	4,648	4,648	-
Loss from equity method investment	(10)	-	(9)	(19)	-
Other income (loss), net	(563)	12	(74)	(952)	591
Exchange gain (loss), net	(620)	14	80	(605)	(176)

Income (loss) before income tax benefits (expenses)	11,870	(848)	5,330	14,506	(13,320)
Income tax benefits (expenses)	(227)	(60)	312	(631)	(448)

Net income (loss)	11,643	(908)	5,642	13,875	(13,768)
Less: Net income (loss) attributable to the noncontrolling interest	1,905	1,498	1,570	1,402	(2,985)
Net income (loss) attributable to China Finance Online Co. Limited	9,738	(2,406)	4,072	12,473	(10,783)

Net income (loss)	11,643	(908)	5,642	13,875	(13,768)
Changes in foreign currency translation adjustment	(2,076)	(31)	181	(1,789)	(477)
Net unrealized gain on available-for-sale securities, net of tax effects of nil, nil, $(1), nil and nil respectively	-	-	(2)	-	-
Other comprehensive income (loss), net of tax	(2,076)	(31)	179	(1,789)	(477)
Comprehensive income (loss)	9,567	(939)	5,821	12,086	(14,245)
Less: comprehensive income (loss) attributable to noncontrolling interest	1,905	1,498	1,570	1,402	(2,985)
Comprehensive income (loss) attributable to China Finance Online Co. Limited	7,662	(2,437)	4,251	10,684	(11,260)

Net income (loss) per share attributable to China Finance Online Co. Limited
Basic	0.09	(0.02)	0.04	0.11	(0.10)
Diluted	0.08	(0.02)	0.03	0.10	(0.10)
Net income (loss) per ADS attributable to China Finance Online Co. Limited
Basic	0.44	(0.11)	0.18	0.56	(0.49)
Diluted	0.39	(0.11)	0.16	0.50	(0.49)
Weighted average ordinary shares
Basic	111,049,810	109,338,747	111,031,161	110,919,502	109,256,922
Diluted	124,074,231	109,338,747	125,714,306	124,836,522	109,256,922
Weighted average ADSs
Basic	22,209,962	21,867,749	22,206,232	11,183,900	21,851,384
Diluted	24,814,846	21,867,749	25,142,861	24,967,304	21,851,384

Contact:

Ying Wu

China Finance Online Co. Limited

+86-10-8336-3100

ir@jrj.com